Exhibit 12.1
STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

	Three Months
	Ended
	March 31	Years Ended December 31,
(Dollars in thousands)	2007	2006	2005	2004	2003	2002
Pre-tax income (loss), as reported	$57,895	$455,277	$204,063	$16,233	$204,792	$126,047
Equity in earnings of investees[1]	3,062	87,762	19,026	5,205	11,229	9,939

Pre-tax income (loss) before adjustment for equity in earnings of equity investees	54,833	367,515	185,037	11,028	193,563	116,108

Fixed charges:
Interest expense	12,488	41,765	53,078	63,841	37,245	17,502
Rentals representing interest	889	3,808	3,810	2,893	4,829	3,468

Total fixed charges	13,377	45,573	56,888	66,734	42,074	20,970

Distributed income of equity investees	1,250	87,670	9,148	7,255	24,444	1,182

Pre-tax income (loss) before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$69,460	$500,758	$251,073	$85,017	$260,081	$138,260

Ratio of earnings to fixed charges	5.2x	11.0x	4.4x	1.3x	6.2x	6.6x

[1]
Equity in earnings of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.